PMU News Release #09-08 TSX, NYSE Amex Symbol PMU November 19, 2009

CAFTA PROCEEDINGS BEGIN AS TRIBUNAL CONSTITUTED

Pac Rim Cayman, LLC (“Pac Rim” or the “Company”), a Nevada corporation and a wholly-owned subsidiary of Pacific Rim Mining Corp. (“Pacific Rim”) has received notice from the International Centre for Settlement of Investment Disputes (“ICSID”) that the three nominations for arbitrators in the Company’s action under the Central America-Dominican Republic-United States of America Free Trade Agreement (“CAFTA”) and the El Salvadoran Investment Law have all accepted their appointments. As a result, the Arbitral Tribunal is therefore deemed under ICSID Arbitration Rule 6 to have been constituted. For additional information about Pac Rim’s claims against the Government of El Salvador see Pacific Rim news release #-09-03 dated April 30, 2009 or its 2009 Annual Report.

“This is a key milestone in Pac Rim’s claim as the arbitration process will now get fully underway”, states Tom Shrake, CEO. “The next step is for the Arbitral Tribunal to convene a hearing to set out the further procedures in the arbitration. The shareholders of Pacific Rim can rest assured that although the arbitration will proceed as quickly as possible, we continue to maintain a dialogue with the Government of El Salvador to find a resolution to our dispute to the benefit of both parties. Pacific Rim has worked with both local residents and their elected officials, and the Government of El Salvador, to design a mine plan for the El Dorado deposits that sets new environmental protection standards for Latin America. We are committed to responsible mining that can put the people of Cabanas back to work in these extremely difficult economic times. El Salvador has tremendous gold wealth that can be translated to jobs and economic prosperity in the poorest region of the country in a safe and responsible manner”.

About the Company
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pac Rim’s primary asset and focus of its growth strategy is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company owns several similar grassroots gold projects in El Salvador and is actively seeking additional assets elsewhere in the Americas that fit its project focus. All references to “Pac Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its U.S. and Salvadoran subsidiaries, Pac Rim Cayman LLC, Pacific Rim El Salvador, S.A. de C.V., and Dorado Exploraciones, S.A. de C.V., inclusive.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

Forward-Looking Information
Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the schedule and commencement date of future arbitral hearings; the outcome of any ongoing discussions with the Government of El Salvador; and the outcome of the arbitration against the Government of El Salvador. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking information. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements. Readers are urged to thoroughly review the Company’s Risks and Uncertainties as outlined in its 2009 Annual Report.

The TSX and the NYSE Amex have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com